[redacted]

08031713

UNITED STATES
[T]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AD 5/16

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 42170

FACING PAGE
Information Required of Broker and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 134 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AFS Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O.Box No.)

5300 Bee Caves Rd., Bldg III, Suite 200
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn Koczera	(512) 686-1293
(Name)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 2 0 2008
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUTANT whose opinion is contained in this Report*

Cordovano and Honeck LLP
(Name – if individual, state last, first, middle name)

88 Inverness Circle East, Building M-103	Englewood	CO	80112
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAY 13 2008
Washington, DC
101

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

AL 5/19

OATH OR AFFIRMATION

I, Lynn Koczera, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of AFS Brokerage, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer, or director has any proprietary interest in any account classified solely as that of a customer except as follows:

DONNA E. AVANT
Notary Public, State of Texas
My Commission Expires
November 16, 2011

Signature

Financial Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss)
- ☐ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFS BROKERAGE, INC.
Index to Financial Statements

Cordovano and Honeck LLP *Certified Public Accountants*
88 Inverness Circle East
Building M-103
Englewood, Colorado 80112
(303) 329-0220 Phone
(303) 316-7493 Fax

Report of Independent Auditors

To the Board of Directors and Shareholder:
AFS Brokerage, Inc.

We have audited the accompanying statement of financial condition of AFS Brokerage, Inc. (the "Company") as of December 31, 2007, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17A-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AFS Brokerage, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cordovano and Honeck LLP
Englewood, Colorado
March 24, 2008

AFS BROKERAGE, INC.
Notes to Financial Statements

(1) ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization and Operations

AFS Brokerage, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of AFS Holdings Corp., which is a wholly-owned subsidiary of Affiliated Financial Services Corporation.

Presentation

The unclassified statement of financial condition is presented in accordance with industry standards. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Revenue Recognition

Securities transactions and related revenue and expense are recorded in the accounts on a trade-date basis.

Goodwill

The Securities and Exchange Commission (SEC) issued guidance in SEC Staff Accounting Bulletin (SAB) Topic 5J, Miscellaneous Accounting – Push Down Basis of Accounting Required in Certain Limited Circumstances (SAB 54), on accounting for the post-combination basis of accounting on an acquired entity's books. Push-down accounting is an optional method of accounting for non-SEC filers for the purchase of all of a company's common stock by another entity. In this case, the acquiring entity's basis in the acquired shares is used to recognize and measure the acquired company's assets and liabilities in the acquired company's own financial statements.

In 2006, the Company restated its 2005 financial statements to record the purchase by AFS Holding Corp. of all of its outstanding common shares in accordance with the push-down accounting method.

Adjustments to shareholders' equity and goodwill were recorded as a result of the use of push-down accounting for the acquisition of the Company's common stock by AFS Holdings Corp. and the corresponding measurement of the Company's assets and liabilities at their fair value at the date of acquisition, which was December 29, 2005. The Company follows Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in accounting for its intangible assets.

The Company tested its goodwill for impairment in accordance with SFAS No. 142. The Company determined that the goodwill balance of $490,170 was impaired. Accordingly, the Company recorded a non-cash goodwill impairment charge of $490,170 in the accompanying financial statements for the year ended December 31, 2007. Following the impairment charge, there is no goodwill balance remaining at December 31, 2007.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all unrestricted highly liquid investments with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of cash, receivables, and short-term obligations approximate their fair value because of the near-term maturity of those instruments.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable of deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes. The Company files a consolidated tax return with its parent. Federal income taxes are calculated as if the Company filed on a separate return basis.

Advertising

Advertising costs are expensed when incurred. Advertising costs were $4,491 in 2007.

(2) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $21,441. The Company's ratio of aggregate indebtedness to net capital was 2.80 to 1 at December 31, 2007.

(3) RELATED PARTIES

The Company pays certain salaries, payroll taxes, and administrative expenses which are partially allocated to its affiliated companies. Conversely, the affiliates pay certain expenses on behalf of the Company, which the Company reimburses. As a result of these transactions, the Company has a receivable from affiliates of $29,176 at December 31, 2007.

Intercompany activity during 2007 comprise of the following:

Company	Relationship	Activity	Totals
AFS Holdings Corp.	Parent	Capital contributions- cash	$263,475

(4) OPERATING LEASES

The Company leases their office space along with certain equipment. Rental expense under all lease agreements was approximately $107,000 in 2007. Future minimum lease payments under lease agreements having more than a twelve month remaining term as of December 31, 2007, are as follows:

Year ending December 31,	
2008	$ 99,131
2009	104,171
2010	109,212
2011	94,510
Total	$407,024

(5) INCOME TAXES

The computation of the deferred federal income tax asset (liability) as of December 31, 2006 is as follows:

	Deferred Tax Asset
December 31, 2007 net loss	$ 845,445
Permanent differences:	
50% meals and entertainment	(2,889)
Total permanent differences	(2,889)
Temporary differences	-
Current year taxable loss	$ 848,334
Net operating loss carry forward at December 31, 2006	1,466,271
Total	$2,314,605
Deferred tax asset at 34%	786,966
Valuation allowance	(786,966)
Net deferred tax asset	$ -

At December 31, 2007, the Company had a net operating loss carry forward for federal income tax purposes of approximately $2,314,600, which will expire in 2027 if not utilized by the parents company in its consolidated tax return.

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary difference become deductible. Management also considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes it is not more likely than not that the Company will realize the benefits of its net operating loss carry forward at December 31, 2007.

(6) COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on the length of service, and other factors. The Company estimates that the liability at December 31, 2007 for the amount of earned but unused compensation for future absences is immaterial.

(7) COMMITMENTS AND CONTINGENCIES

In the normal course of business, the clearing broker and the Company's activities will involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Company seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary.

The Company has an arbitration case outstanding, which is related to an employment contract issue from 2006. The claim is for in excess of $200,000. AFSB strongly denies the claim and expects that they will win the case. The hearing will take place during the week of April 21-25, 2008.

(8) SUBSEQUENT EVENTS

In September 2007, a letter of intent was signed between the parent company of AFS Brokerage and Evolve Financial Group for the purchase of the assets of the broker dealer and certain specified liabilities. This transaction required the submission of a 1017 request to the Financial Industry Regulatory Authority (FINRA), the regulatory agency which has authority over such transactions. The 1017 process was not completed by the end of 2007. In order to facilitate the merger process when approved by FINRA, a Tri-Party Clearing Agreement was agreed to between National Financial Services (NFS), AFS Brokerage, and Evolve Securities, Inc. The agreement, subsequently finalized on February 22, 2008, changed the clearing relationship of AFS Brokerage from a direct relationship between NFS and AFS Brokerage to a "piggy back" relationship, which utilized the clearing contract of Evolve Securities, Inc. who provided clearing services through NFS to AFS Brokerage. Effective January 1, 2008, Evolve Financial Group and AFS Brokerage entered into a management and services agreement where Evolve Financial Group began providing operations and other services for the operation of AFS Brokerage. At that time all employees of AFS Brokerage became employees of Evolve Financial Group. These employees performed the same services that they had previously performed for AFS Brokerage and began to perform similar services for Evolve Securities, Inc. The merger was approved by FINRA on March 18, 2008 and has a scheduled completion date of April 30, 2008.

Schedule II

Reconciliation of the Computation of Net Capital for Brokers and Dealers Pursuant to SEC Rule 15c3-1 with that Reported in Unaudited Part IIA (X-17A-5)

December 31, 2007

[redacted]

Schedule III

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under rule 15C3-3 of the Securities and Exchange Commission

December 31, 2007

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange act of 1934, as the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and clears all transactions with and for customers on a fully disclosed basis with the clearing broker, National Financial Services, LLC, which carries all of the accounts of customers.

During the year ended December 31, 2007, in the opinion of management, the Company has complied with the conditions for exemption specified in paragraph (k)(2)(ii) of rule 15c3-3.

Cordovano and Honeck LLP *Certified Public Accountants*

88 Inverness Circle East
Building M-103
Englewood, Colorado 80112
(303) 329-0220 Phone
(303) 316-7493 Fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Shareholder of
AFS Brokerage, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of AFS Brokerage, Inc. (the "Company"), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c-3-13

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a control deficiency or combination of control deficiencies, that adversely affects the entity's ability to initiate, record, process, or report financial data reliably that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Cordovano and Honeck LLP
Englewood, Colorado
March 24, 2008

END